Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

July 2, 2021

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A Filed May 21, 2021

File No. 024-11532

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated June 3, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Form 1-A filed May 21, 2021

Plan of Distribution and Selling Securityholders Price Discovery, page 14

1.	You disclose that auction bids will not be binding. Please explain how the planned auction will be able to set a price without firm commitments. If the bids are binding, please explain how the auction structure satisfies the rules applicable to solicitations of interest prior to the time the offering statement is qualified, in particular Rule 255(b) of Regulation A. In addition, please explain how price discovery would work, including how bidders will know when the bidding process begins and ends, and whether bidders will know what other bidders are offering.

In response to the Staff’s comment, the Company has revised the “Plan of Distribution – Price Discovery” section of the Offering Circular to clarify that the auction bids are not binding, as well as to disclose further details on how price discovery will work (such as notifications bidders will receive when the bidding process begins and ends, when bids are made by other persons, etc.). Finally, the disclosure has been revised to clarify that the Company will only use the auction as tool to assist the Company in setting a price for its Royalty Share Units – with the results of the auction will not be binding upon the Company for purposes of setting a price for its Royalty Share Units.

Securities Being Offered, page 29

2.	Please describe in greater detail the distributions to which holders of Royalty Share Units are entitled. Consider including an example to illustrate how the distributions will work.

In response to the Staff’s comment, the Company has added additional disclosure in the “Securities Being Offered” section of the Offering Circular, including an illustrative example, regarding the distributions to which holders of Royalty Share Units are entitled.

General

3.	Please provide us with a detailed legal analysis as to whether the Royalty Share Units are asset-backed securities. In providing your analysis, please consider Item 1101(c) of Regulation AB, Section 3(a)(79) of the Exchange Act, and Regulation AB Compliance and Disclosure Interpretation 301.03.

Under Section 3(a)(79) of the Exchange Act, an asset-backed security is defined as “a fixed-income or other security collateralized by any type of self-liquidating financial asset (including a loan, a lease, a mortgage, or a secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset”. Further, Item 1101(c) of Regulation AB provides that “Asset-backed security means a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders; provided that in the case of financial assets that are leases, those assets may convert to cash partially by the cash proceeds from the disposition of the physical property underlying such leases.” Within each of these definitions is a key requirement that the asset be “self-liquidating” and “convert into cash within a finite time period”, respectively.

“Self-liquidating” in this context is best understood consistent with case law:

“The mechanism is called a self-liquidating loan because when the banks purchase the notes, they also purchase the right to receive interest payments before the notes mature. Thus, the money expended to buy a note will be repaid by the interim interest payments and the final principal payment.”

- United States v. Esogbue, 1996 U.S. App. LEXIS 45265, No. 94-20615 (5th Cir. Feb. 12, 1996).

“A self-liquidating project may be defined as one wherein the revenues received are sufficient to pay the bonded debt and interest charges over a period of time.”

- Kelley v. Earle, 325 Pa. 337, 345 (Pa. 1937).

Here, the Royalty Share Agreements entered into by RoyaltyTraders LLC are not self-liquidating. While RoyaltyTraders LLC provides a sum of money to acquire royalty rights, payments based on those rights are made as a result of the performance of the asset over a set period of years.

Payments are not made as part of repayment of the amount paid by RoyaltyTraders LLC – there is no principal, no interest, and no maturity date. Therefore, because the Royalty Share Agreements are not self-liquidating assets, they do not fall under the definition of “asset-backed security”.

4.	Please disclose on the cover page that the price for the Royalty Share Units will be set by auction.

In response to the Staff’s, comment, the Company has added disclosure on the cover page of the Offering Circular to disclose that the Company will utilize a “second-price” auction to help it determine the price for the Royalty Share Units.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC